April 20, 2020

Via E-mail

Michael Coco

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	The Republic of Argentina

Amendment No. 2 to Registration Statement under Schedule B

Filed April 15, 2020

File No. 333-237192

Form 18-K for Fiscal Year Ended December 31, 2018

Filed October 2, 2019 as amended March 9, 2020 and April 15, 2020

File No. 033-70734

Dear Mr Coco,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 17, 2020, regarding the above-referenced Amendment No. 2 to Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (as amended on March 9, 2020 and April 15, 2020, the “Annual Report”) of the Republic of Argentina (the “Republic” or “Argentina”).

For your convenience, we have reproduced below, in bold, the Staff’s comments numbered to correspond with the numbers in your April 17, 2020 letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the Registration Statement.

Michael Coco

April 20, 2020, p. 2

We make page references in the responses set forth below as indicated to the pages in amendment No. 3 to the Annual Report, as applicable, as filed electronically via EDGAR on the date hereof.

General

1.

We reissue in part our prior comment 1. To the extent possible, considering the potential effects of COVID 19 on Argentina’s economic, political, health and other conditions, please discuss the material impact COVID 19 may have on Argentina in both the near and long term including any potential impact on the exchange offer or the Republic’s ability to finance its debt.

The Republic has included a risk factor titled “Argentina’s unstable and fragile economic environment is currently challenged by the novel coronavirus” in the Amendment to the Annual Report (page D-3).

2.

We note your response to comment 2 of our prior letter that, “As of the date of the annual report, Argentina has remained current on all bonds issued since 2005.” We note your revised disclosure in the Form 18-K/A that, “On April 5, 2020 … the Government deferred all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated debt issued by the Republic until December 31, 2020.” We further note that several credit rating agencies have recently downgraded Argentina’s foreign currency sovereign credit rating as restricted default. Please provide prominent and clear disclosure in the registration statement or Form 18-K, including risk factor disclosure, that discusses the extent to which Argentina is near and likely to be in default with some of its outstanding debt and the impact that default, if it were to occur, would have on the proposed exchange offer.

The Republic notes to the Staff that the deferral until December 31, 2020 (or such earlier date as the authorities may determine) by appropriate regulatory measures of all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated debt issued by the Republic does not imply that such debt is not current. The debt is performing in accordance with the amended terms and the amendments are valid under Argentine law.

The Republic has included risk factors titled “The Republic has previously defaulted and restructured external and domestic debt and had restricted access to financing”, “If the Republic Does Not Reach an Agreement with its Bondholders, it Faces High Refinancing Risk”, “There can be no assurances that the Republic will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt” and “There can be no assurances that the Republic’s credit rating will improve” in the Amendment to the Annual Report (pages D-2 and D-3).

Michael Coco

April 20, 2020, p. 3

The Republic notes to the Staff that it cannot assess whether or how a default would have a material impact on the proposed exchange offer. By advancing this proposal to the bondholders, the Republic is seeking to avoid a default.

Registration Statement under Schedule B

3.

We note your response to prior comment 3 that, “As of today, Argentina continues to develop its proposal to adjust its debt burden to make it sustainable for the long term, but it is unable to provide a comprehensive overview in the Pre-Effective Amendment filed today.” Please revise the registration statement to reference the contemplated exchange offer, and, to the extent known, the material terms and conditions of the exchange offer, including possible modifications to any outstanding bonds, and reasons why the Republic intends to pursue such exchange offers and modifications. Note that if specific details of the exchange offer or modifications are not known, broader description of and reasons underlying the debt restructuring should be prominently and clearly disclosed. Such disclosure should discuss, for example, whether the terms of the new notes would likely be disadvantageous to bondholders relative to the terms of their current bonds, and whether Argentina would likely default on existing debt if the exchange offer is unsuccessful.

The Republic has updated the disclosure in the “Public Sector Debt—Foreign Currency-Denominated Debt” section of the Amendment to the Annual Report (page D-6 to D-12) to reference the background to the contemplated exchange offer, the material terms and conditions of the new bonds contemplated in the exchange offer, including possible modifications to any outstanding bonds, and material negotiations that the Republic has held recently with bondholders to exchange debt securities.

The Republic cannot predict at this time whether it will default on existing debt if the exchange offer is unsuccessful. However, it has included a risk factor titled “If the Republic Does Not Reach an Agreement with its Bondholders, it Faces High Refinancing Risk.”

4.

We note your response to comment 6 and we reissue our prior comment. Please update the registration statement to include any material negotiations that the Republic of Argentina has had recently with bondholders to restructure and/or exchange debt securities.

The Republic has addressed the Staff’s comment as part of the disclosure added in response to the Staff’s comment No. 3 above.

Michael Coco

April 20, 2020, p. 4

5.

We note your response to comment 7 and the risk factors described in Annex A(4) and A(7) of your response, particularly the risk factor “In the Event of Failure of the Invitation, the Republic Faces High Default and Refinancing Risk.” We reissue our prior comment. To the extent there are known risks in investing in the debt securities issued by the Republic, such as those described in Annex A(4) and A(7), please include such risk factors in the registration statement or Form 18-K.

The Republic has addressed the Staff’s comment as part of the disclosure added in response to the Staff’s comment No. 2 above.

We are grateful for your assistance in this matter. Please do not hesitate to call me at +1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Andrés de la Cruz
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP